EXHIBIT 12.1

AK STEEL HOLDING CORPORATION

RATIO OF EARNINGS TO COMBINED FIXED CHARGES

(dollars in millions)

	1999	2000	2001	2002	2003
Pretax Income (Loss)	$76.6	$172.5	$(193.9)	$(873.6)	$(773.0)
Interest expense	123.7	136.1	133.1	128.3	117.8
Interest factor in rent expense	3.0	3.0	2.4	2.4	2.4
Undistributed income from equity companies	(1.4)	1.8	1.0	2.3	1.0

Total earnings	$201.9	$313.4	$(57.4)	$(740.6)	$(651.8)

Total combined fixed charges	$173.9	$143.2	$139.7	$133.7	$121.9

Ratio of earnings to combined fixed charges	1.2	2.2	NM *	NM *	NM *

Combined fixed charges:
Preferred dividends	$25.8	$1.6	$1.4	$1.2	$—
Interest expense	123.7	136.1	133.1	128.3	117.8
Capitalized interest credit	21.4	2.5	2.8	1.8	1.7
Interest factor in rent expense	3.0	3.0	2.4	2.4	2.4

Total combined fixed charges	$173.9	$143.2	$139.7	$133.7	$121.9

*	In 2001, 2002 and 2003, earnings were less than fixed charges by $197.1, $874.3 and $773.7, respectively.